EXHIBIT 8

Consent of independent auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of our audit report dated February 25, 2009 on the consolidated balance sheets of International Royalty Corporation as at December 31, 2008 and 2007, and the consolidated statements of operations and comprehensive income, statements of shareholders’ equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of International Royalty Corporation as of December 31, 2008.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Vancouver, British Columbia

February 25, 2009